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January 11, 2013

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Amy Geddes

Re:	Euroseas Ltd. Form 20-F for the year ended December 31, 2011 File No. 001-33283

Dear Ms. Geddes:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2011 (the "20-F"), filed with the Securities and Exchange Commission (the "Commission") on April 27, 2012.  By letter dated December 28, 2012 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 20-F and requested that the Company provide a response within 10 business days.  Per our previous telephonic discussions, we hereby request, on behalf of the Company, an extension of the time to January 21, 2013 to respond to the Comment Letter.

Sincerely,

/s/ Anthony Tu-Sekine